MABEY & COOMBS, L.C.

Attorneys at Law

Highland Park Plaza

3098 South Highland Drive, Suite 323

Salt Lake City, Utah  84106-6001

Phone (801) 467-2021

Fax (801) 467-3256

JOHN MICHAEL COOMBS

direct line 801-467-2779

jmcoombs@sisna.com

December 15, 2010

TO BE FILED ON EDGAR AS “CORRESPONDENCE”

Ryan C. Milne, Accounting Branch Chief

Office of Beverages, Apparel and Health Care Services

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

RE:

Your letter of December 14, 2010 in re:

Uplift Nutrition, Inc.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

File No. 000-52890

Dear Mr. Milne:

 Thank you for your returning my phone call this morning.  On behalf of Uplift Nutrition, Inc., we appreciate and understand the Commissions two comments in its December 14 letter and will make the changes sought by the Commission.  As per yours and my telephone conversation this morning, this letter summarizes the changes we will be making in the Amended 10-Q/A:

1.

Apparently, we neglected to include the relevant disclosure regarding the disclosure of controls and procedures.  I am sorry but somehow that section was inadvertently deleted.  We apologize.  Accordingly, we intend to amend Part I of the 10-Q, Item 4(T), Controls and Procedures, by adding the following heading and two paragraphs:

Management’s Report on Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, to allow for timely decisions regarding required disclosure.

As of September 30, 2010, the end of our third quarter covered by this report, we carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of

Ryan C. Milne, Accounting Branch Chief

December 15, 2010

the effectiveness of the design and operation of our disclosure controls and procedures.  Based on the foregoing, we concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

2.

As to the Commission’s comment on the deficiencies in Mr. Gary Lewis’s Section 302 Sarbanes-Oxley certification (Exhibit 31 to our Form 10-Q), we have looked at the exact language required by Item 601(b)(31)(i) and we shall re-word the entire certification in conformity with that Item as follows:

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gary C. Lewis, hereby certify that:

1. I have reviewed this Amended Quarterly Report of Uplift Nutrition, Inc.;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

Ryan C. Milne, Accounting Branch Chief

December 15, 2010

d.

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions);

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

3.

You and I discussed my inserting a short heading in the beginning of the Amended 10-Q/A explaining the reasons for filing an amended 10-Q.  You indicated that that was a good or acceptable idea.  Accordingly, here is the heading and paragraph we intend to insert after the cover page in the forthcoming Amended 10-Q/A:

Reasons for Filing this Amended 10-Q/A

On December 14, 2010, we received a letter from the Commission advising us that we had deficiencies in our disclosure in Item 4(T), Part I, of our November 2, 2010, Form 10-Q and also in our Exhibit 31 to the same document, namely, the language in Mr. Gary Lewis’s Section 302 Sarbanes-Oxley certification.  We have corrected those deficiencies in this Amended Form 10-Q/A.

As to the bottom of the Commission’s letter, on behalf of Uplift Nutrition, Inc., let me affirmatively represent to the Commission the following:

Uplift Nutrition acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the subject filing and all other filings;

Uplift Nutrition acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ryan C. Milne, Accounting Branch Chief

December 15, 2010

Finally, Uplift Nutrition also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the proposed changes above are acceptable, please let me know and I will instruct our Edgarizer to make the changes and we will file an Amended 10-Q/A as soon as possible.  On the other hand, if the Commission has other questions or comments on the foregoing, please let us know.

Thank you for your time and attention to this matter.

Yours very truly,

MABEY & COOMBS, L.C.

/s/John Michael Coombs

John Michael Coombs

CC:  Uplift Nutrition, Inc.